Exhibit 99.1

Pembina Chooses Portland, Oregon for New West Coast Propane Export Terminal

Pembina enters into agreement with the Port of Portland, Oregon to enable the development of Pembina's planned West Coast propane export terminal project

CALGARY, Sept. 2, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has selected the site for the Company's planned West Coast propane export terminal project (the "West Coast Terminal" or the "Project"). On August 28, 2014, Pembina entered into an agreement (the "Terminal Agreement") with the Port of Portland, Oregon (the "Port") that sets forth the terminal site, which includes an existing marine berth, located within the city of Portland for the development of the Project. The Terminal Agreement also outlines the material commercial lease terms for the West Coast Terminal.

Most importantly, the Terminal Agreement now enables Pembina to begin the process of engaging and consulting with the neighbours of the Project and other stakeholders within the city of Portland, municipal, state and federal governments, and all applicable environmental and regulatory authorities.

Under the Terminal Agreement, Pembina will continue to progress detailed engineering work, undertake extensive environmental and regulatory reviews and assessments and, together with the Port, begin the process to obtain all the required permits and approvals for the development of the West Coast Terminal.

"Signing the Terminal Agreement is a tremendous milestone for the Project," said Mick Dilger, Pembina's President and Chief Executive Officer. "It marks the beginning of consulting and engaging with stakeholders, governments and the environmental and regulatory authorities. Building trust with the communities where we operate is a top priority for Pembina and over the last 60 years, we have developed a reputation for honesty, transparency and treating our stakeholders with respect. Ongoing dialogue with our stakeholders is an integral part of what we do and is the most important step in any development process. We are looking forward to our conversations with the neighbours of the Project."

Pembina intends to initially develop a 37,000 barrel per day propane export facility for an expected capital investment of approximately US$500 million and with an anticipated in-service date of early-2018. The Company expects that the West Coast Terminal will provide growing Canadian propane supply (that is derived from natural gas produced in Western Canada) with access to large, international markets while complementing Pembina's expanding integrated service offering for products that are derived from natural gas.

"Working with the Port toward development of Pembina's West Coast Terminal has been very positive," said Andrew Gruszecki, Pembina's Vice President of Business Development. "We are pleased by the Port's sophistication, work ethic and excellent facilities and operations. Pembina is eager to progress the Project under the terms of the Terminal Agreement to bring our plans for a significant investment in the Portland area to fruition, allowing us to provide an exciting opportunity for our shareholders and a market solution for our customers. We are excited to work with the people of Portland on investment and employment opportunities for the near and long-term."

The Port is located in the city of Portland along the Columbia and Willamette rivers. The Columbia River provides deep water access to the Pacific Ocean, which is approximately 180 kilometers downstream. The Port has lands available for the installation of storage, piping and rail facilities and marine infrastructure associated with Pembina's Project.

"Our Port is already a proven gateway for Canadian exports and imports, and I am impressed by the level of experience, expertise and commitment to safety that Pembina brings to the table," says Bill Wyatt, Executive Director of the Port of Portland. "This will be an excellent fit, and we are fully committed to make the Project a reality in Portland."

Pembina believes being a responsible operator means being committed to protecting the health and safety of people and the environment. The Company's Safety, Environment and Security ("SES") management system is a cornerstone of Pembina's success and is deeply embedded in its corporate culture. Pembina reinforces its dedication to excellence in SES in its daily operations through regular safety meetings, extensive contractor screening, rigorous project inspection, review of potential hazards, and ensuring the Company's assets and practices meet or exceed industry best practices. Pembina will work with the Port of Portland and all other stakeholders to ensure the Project is constructed and operated safely and in accordance with all municipal, state and federal regulations.

Under the terms of the Terminal Agreement, the Project is subject to Pembina and the Port entering into definitive agreements, and the receipt of all environmental and regulatory permits and approvals necessary for the development of the Project.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates infrastructure that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "enables", "begin", "will", "intends", "anticipates", progress" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: the Project; the expected commencement and timing of stakeholder engagement; Pembina's intentions to continue to progress detailed engineering work, undertake regulatory and environmental reviews and assessments, proceed with permitting and seek approvals for the Project; the planned capacity of the proposed West Coast Terminal; the anticipated capital expenditures related to the Project; the expected in-service date of the West Coast Terminal; Pembina's expectations around access to international markets and supply sources; expected integration of the Project with Pembina's existing and future infrastructure and Company strategy; the anticipated conclusion of commercial agreements; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: the ability of the parties to effectively engage with stakeholders; that the Project will continue to be economically and strategically beneficial to the Company; that Pembina's due diligence will not reveal anything that renders the Project not feasible; that the Port will obtain all required third-party approvals and agreements for the Project; that Pembina will obtain all required regulatory, environmental, governmental and other third-party approvals; that third-parties will provide any required support; that counterparties will comply with contracts in a timely manner; the ability of the parties to satisfy the conditions of the Terminal Agreement and conclude definitive agreements within the time required under the Terminal Agreement; cost of engineering, environmental, regulatory, construction and other Project-related expenses; that there are no unforeseen events preventing the completion of the Project or the performance of obligations under the Terminal Agreement or commercial agreements; that Pembina and the Port will obtain Project sanctioning on a timely basis; the competitive landscape and timing of potential similar projects; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for fractionation and transportation services; future international supply of and demand for propane; future levels of oil and natural gas development; and potential revenue and cash flow enhancement; future cash flows.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. Risks and uncertainties inherent in the nature of the Project include the failure of the parties to satisfy the conditions to the Terminal Agreement, the failure of the parties to negotiate and conclude definitive agreements, the inability of Pembina or the Port to obtain Project sanctioning, Pembina's due diligence revealing the Project to be not economically or commercially feasible, the inability to secure third-party, regulatory, environmental or governmental approvals in a timely manner, or at all, changes to the market for propane or supply sources. Failure to so obtain such approvals, or the failure to otherwise satisfy the conditions to the Project, may result in the Project not being completed on the proposed terms, or at all.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the failure to realize the anticipated benefits of the Project following completion due to integration issues or otherwise; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

Media Inquiries:
Laura Lunt
Senior Manager, Regulatory, Environment & External Relations
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 07:27e 02-SEP-14